Hotels By Day

Balance Sheet

As of April 30, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Banks	
1010 HBD LLC (4831) (deleted)	84.93
1020 HBD LLC (6794)	158,655.70
1030 BofA 9766	9,999.90
1040 Paypal	1,492.24
Total 1000 Banks	**170,232.77**
Total Bank Accounts	**$170,232.77**
Accounts Receivable	
1100 Accounts Receivable	40,792.01
Total Accounts Receivable	**$40,792.01**
Other Current Assets	
1180 HBD-DX (Stripe) Holding Account	-161.89
1190 Stripe Holding Account	220.95
1300 Prepaid Expenses	8,250.00
Startup Costs	110,512.38
Total Other Current Assets	**$118,821.44**
Total Current Assets	**$329,846.22**
TOTAL ASSETS	**$329,846.22**

Hotels By Day

Balance Sheet

As of April 30, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2110 Bank of America 4388/0575/7654	7,147.82
2120 Corp Card (2678)/6109/2377	1,703.98
2130 Corp Card 9571/2171	1,829.54
Total Credit Cards	**$10,681.34**
Other Current Liabilities	
2400 Taxes Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$10,681.34**
Long-Term Liabilities	
2700 Notes Payable	0.00
2722 SBA Disaster Loan Advance	156,700.00
2724 Seed Round Note	200,000.00
Total 2700 Notes Payable	**356,700.00**
Total Long-Term Liabilities	**$356,700.00**
Total Liabilities	**$367,381.34**
Equity	
3600 Retained Earnings	-250,686.94
3900 Opening Balance Equity	159,704.17
Mahsa	10,000.00
Wefunder Investors	81,696.20
Net Income	-38,248.55
Total Equity	**$ -37,535.12**
TOTAL LIABILITIES AND EQUITY	**$329,846.22**